Rentech, Inc.

10877 Wilshire Boulevard, 10th Floor

Los Angeles, California 90024

July 29, 2014

VIA EDGAR

Justin Dobbie

Legal Branch Chief, Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rentech, Inc.
Registration Statement on Form S-3 (File Number 333-197306)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (File Number 333-197306) (the “Registration Statement”) of Rentech, Inc. We respectfully request that the Securities and Exchange Commission (the “Commission”) take the appropriate action to make the Registration Statement become effective at 4:00 p.m., Washington, D.C. time, on July 31, 2014 or as soon thereafter as possible.

The Company acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please feel free to call David Zaheer of Latham & Watkins LLP at (213) 891-8045. Thank you in advance for your assistance in this matter.

Very truly yours,

Rentech, Inc.

/s/ Colin Morris
By:	Colin Morris
Title:	Senior Vice President and Secretary

cc:	Anthony J. Richmond, Esq., Latham & Watkins LLP
David A. Zaheer, Esq., Latham & Watkins LLP